

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Via E-mail
Mr. John Ritchie
Chief Financial Officer
Ubiquiti Networks, Inc.
2580 Orchard Parkway
San Jose, CA 95131

    Re: **Ubiquiti Networks, Inc.**
              Form 10-K for the Year Ended June 30, 2012
              Filed September 28, 2012
              File No. 1-35300

Dear Mr. Ritchie:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Terry French for

          Larry Spirgel
          Assistant Director